May 17, 2010
VIA EDGAR
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	Goodrich Corporation Annual Report on Form 10-K for the year ended December 31, 2009 Filed February 16, 2010 File No. 001-00892
Dear Ms. Cvrkel:
Set forth below is the response of Goodrich Corporation to the comment of the staff (the Staff) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the Commission) set forth in the comment letter dated May 10, 2010 (the Comment Letter) relating to Goodrich Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009.
For your convenience, the comment is set forth below in bold followed by our response thereto.
Annual Report on Form 10-K for the year ended December 31, 2009
Financial Statements, page 58
Notes to Consolidated Financial Statements, page 64
Note 16. Supplemental Balance Sheet Information, page 102
Accrued Expenses, page 104
1.	We note your response to our prior comment 3. However, we continue to believe that deferred revenue for which the operating cycle is greater than one year should be classified as long-term liabilities. In this regard, we note that under ASC Topic 210-10-45-8b, “obligations representing long-term deferments of the delivery of goods or services would not be shown as current liabilities.” Please revise future filings to present the amount of deferred revenue that will not be realized within 12 months in long-term liabilities. If you do not believe that reclassifying this deferred revenue would have a material impact on the company’s consolidated balance sheet, please explain your basis or rationale for this conclusion.

Ms. Linda Cvrkel
May 17, 2010

Response:

We acknowledge your comment in regard to the application of ASC Topic 210-45-8b, which was codified from Accounting Research Bulletin 43 (ARB 43). We believe ARB 43 was further supplemented with industry specific guidance in Chapter 6, paragraphs 7 and 10 of the AICPA Audit and Accounting Guide for Construction Contractors and ASC Topic 912-210-45-8d (codified from Chapter 3, paragraph 78 of the AICPA Audit and Accounting Guide for Federal Government Contractors) which clarifies industry practice to be the application of the operating cycle concept within ARB 43, Chapter 3A, paragraphs 4 and 7. In addition, the predominant practice for companies utilizing the contract method of accounting whose operating cycle for which the related contracts exceeds one year is to classify long-term contract-related assets and liabilities as current. We believe that the classification of deferred revenue as a current liability is appropriate; however, we will enhance our disclosure in our next Annual Report on Form 10-K to disclose that we classify assets and liabilities related to contracts accounted for under the contract method of accounting, including deferred revenue, as current.
If you would like to discuss our response, please contact either me at 704-423-5571, or Toni Drda at 704-423-3466, with any questions you may have. Our fax number is 704-423-7076.
Sincerely,
/s/ Scott A. Cottrill
Scott A. Cottrill
Vice President and Controller
Principal Accounting Officer

cc:	Marshall O. Larsen Scott E. Kuechle